Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies to Provide Its Ground-Based Signaling System to Chongqing-Lichuan High-speed Rail Line

Beijing, China – Oct 29, 2012 -- Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to provide the Line-side Electronic Unit (LEU) and Balise to Chongqing-Lichuan high-speed rail line. The contract is valued at approximately US $2.85 million or RMB 17.98 million.

LEU and Balise together is a portion of the ground-based high-speed rail signaling system. The ground-based signaling system normally includes Train Control Center (TCC), Temporary Speed Restriction Server (TSRS), LEU, Balise and other auxiliary equipments. The TCC and TSRS supplying contract will be in a separate bidding in the near term. The separate biding of the main portions of the ground-based signaling system is mainly because of the different funding sources by Ministry of Railways to construct this line.

Chongqing-Lichuan high-speed rail line connects Chongqing city and Lichuan city in Hubei Province, which is an important portion of one of the “Four Horizontals” - Shanghai-Wuhan-Chengdu high-speed rail line. Chongqing-Lichuan line’s designed traveling speed is 200 km/h with 262km in total length.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: “We are pleased of winning this contract to supply the ground-based signaling equipments to Chongqing-Lichuan line, which established a solid foundation to further explore the southwest high-speed rail market of China. We are expecting continuous contract awards by Ministry of Railways seeing that China has expedited high-speed rail construction to ease the transportation and to fuel economy growth. We believe that with our solid market position, strong R&D capability and well-reputed track records, Hollysys will continue to benefit from China’s high-speed rail expansion and create value for our shareholders.”

Hollysys Automation Technologies, Ltd.	Page 2
October 29，2012

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 50 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 4,000 customers more than 10,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com